UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Highlights

•	SQM reported net income(1) for the nine months ended September 30, 2020 of US$97.5 million compared to US$211.2 million for the same period the year before. Earnings per share totaled US$0.37 for the first nine months of 2020, lower than the US$0.80 reported for the first nine months of 2019. The net income was affected by a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.

•	Revenues for the nine months ended September 30, 2020 were US$1,303.4 million.

•	Lithium sales volumes during the third quarter 2020 exceeded 17,600 metric tons, 40% higher than sales volumes reported in the second quarter of 2020. We expect sales volumes to be even higher in the fourth quarter.

•	Covid-19 has impacted iodine demand but iodine prices have remained stable. We are hopeful we could see demand recovery in 2021, returning to levels seen in 2019 if the impacts of Covid-19 start to diminish in 2021.

•	SQM recently qualified for both the DJSI Chile Index and DJSI MILA Pacific Alliance Index.

SQM will hold a conference call to discuss these results on Thursday, November 19, at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free):	1-855-238-1018

Participant International Dial-In:	1-412-542-4107

Webcast:	https://services.choruscall.com/links/sqm201119.html

Santiago, Chile. November 18, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2020 of US$97.5 million (US$0.37 per ADR), a decrease from US$211.2 million (US$0.80 per ADR) for the nine months ended September 30, 2019. The results were affected by a settlement fee of US$62.5 million related to a class action lawsuit against the Company in the United States(2).

Gross profit(3) reached US$350.4 million (26.9% of revenues) for the nine months ended September 30, 2020, lower than US$422.2 million (28.7% of revenues) recorded for the nine months ended September 30, 2019. Revenues totaled US$1,303.4 million for the nine months ended September 30, 2020, representing a decrease of 11.4% compared to US$1,471.4 million reported for the nine months ended September 30, 2019.

The Company also announced earnings for the third quarter of 2020, reporting net income of US$1.7 million (US$0.01 per ADR) compared to US$60.5 million (US$0.23 per ADR) for the third quarter of 2019. The quarterly net income was impacted by a one-time, before-tax amount of US$62.5 million related to a settlement fee in a class action lawsuit against the Company in the United States. Gross profit for the third quarter of 2020 reached US$114.8 million, lower than the US$134.2 million recorded for the third quarter of 2019. Revenues totaled US$452.9 million, a decrease of approximately 4.3% compared to the third quarter of 2019, when revenues amounted to US$473.1 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our gross profit was approximately US$115 million during the third quarter, similar to the gross profit reported during the first two quarters of this year This quarter we sold significantly higher sales volumes of lithium, over 40% more than the second quarter this year. However, iodine sales volumes were impacted by the Covid-19 pandemic, which has been impacting, among others, the X-ray contrast media market, and ultimately iodine demand. We are hopeful we could see demand recovery in 2021, returning to levels seen in 2019.”

“I would be remiss if I didn’t mention the Sustainable Development Plan that we announced last month. This plan is the culmination of several months or hard work and dedication to build a plan primarily based on the sustainable development goals of the United Nations and includes a series of company-wide initiatives focused on environmental protection, social responsibilities and sustainable operations. As part of this plan we have defined concrete goals to significantly reduce the use of continental water and brine extraction. In addition, we plan to become completely carbon neutral in all of our products by 2040. Because we have made process improvements that have enabled production efficiencies, we do not believe that the brine extraction reduction will have an impact on our near-or long-term lithium production or expansion plans In fact, on top of the lithium carbonate and lithium hydroxide capacity expansions we are already working on in Chile, I’m happy to announce that today the Board approved expanding our lithium capacity even further in order to reach 180,000 and 30,000 metric tons of lithium carbonate and lithium hydroxide respectively by 2023, all of this, again, with lower brine extraction.”

The CEO closed by saying, “In line with the lithium expansions we are working on, we are developing nitrates and iodine projects that will enable us to produce more to serve the future needs in these markets, all while reducing environmental impacts. We believe that the total capital expenditures required for growth and maintenance between 2021-2024 will be approximately US$1.3 billion. This proves that we will not be stagnant, we plan to grow or maintain our participation in the markets in which we currently partake.”

El Trovador 4285

Las Condes, Santiago, Chile

75500

sqm.com

Sustainable Development

Last week, S&P Dow Jones Indices announced the results of its annual Dow Jones Sustainability Indices rebalancing and reconstitution based on the participation in the SAM Corporate Sustainability Assessment. This year, SQM qualified for both the DJSI Chile Index and DJSI MILA Pacific Alliance Index.

Ricardo Ramos commented, “This is the first year that we have actively participated in the SAM Corporate Sustainability Assessment, and we were accepted into two indices. This great achievement is not only the reflection of the hard work of our team this year in participating in the assessment, but also an indication of the years of endless dedication to, among others, our commitment to minimizing environmental impacts, increasing transparency in all that we do, and maintaining a constant and relevant dialogue with our neighboring communities. We understand that our efforts do not stop here, and will continue our work related to environmental protection, social responsibility and corporate governance”.

Additionally, in September, we began the self-assessment process in the Salar de Atacama under Initiative for Responsible Mining Assurance, IRMA, which is the first step in the certification process of this strict standard. At the same time, this month we started the review process with CDP, an international non-profit organization that helps companies and cities disclose their environmental impact related to greenhouse gases, water use and consumption, and biodiversity.

We believe companies have an obligation above and beyond the required laws and regulations to protect and promote integrated and sustainable operations for all who are involved or related to them. In October 2020, we announced details of our Sustainable Development Plan, which is primarily based on the sustainable development goals of the United Nations and includes a series of company-wide initiatives focused on environment protection, social responsibilities and sustainable operations. As part of this plan, we have announced to do the following:

•	Reduce brine extraction to reach 50% reduction by 2030.
•	Reduce continental water use in all of our operations by 40% by 2030 and by 65% in 2040.
•	Reduce continental water consumption in the Salar de Atacama in November 2020 by 30% compared to 2019 and reduce it by 50% by 2030.
•	Initiatives to improve some production processes, to use continental water more efficiently and to incorporate the use of sea water in the production of nitrates and iodine. Capex required: US$40 million for the first phase and US$65 million for the second phase, US$105 million in total.
•	To be carbon neutral in potassium chloride and iodine products by 2030 and in all of our products by 2040. The estimated investment required to reach these goals is approximately US$100 million.
•	Continue to improve the monitoring systems of the ecosystems that surround us in order to provide even more timely responses and promote more and better dialogue with the neighboring communities, with several of which we have reached agreements and we are making progress in signing further agreements and developing permanent programs related to education, culture, economic development and environmental protection.

Capital Expenditure

We are currently working on an ambitious investment plan 2021-2024 which will require approximately US$1.3 billion of total capital on projects in Chile.

Lithium:

We continue to work on our lithium expansion plans at our facilities near Antofagasta. We remain on target to increase our lithium carbonate and lithium hydroxide production to 120,000 and 21,500 metric tons per year, respectively, by the end of 2021. We believe that these plans will require approximately US$240 million. We remain dedicated to our clients and believe in the long-term growth of the lithium market, and our Board approved an expansion plan which will allow us to reach a capacity of 180,000 metric tons of lithium carbonate and 30,000 metric tons of lithium hydroxide in 2023. We estimate this will require an investment of approximately US$150 million.

We continue developing the Mt. Holland lithium hydroxide project in Western Australia with our partner Wesfarmers, a 50/50 joint venture. .We are pleased with how the developments are going in Australia and will make an investment decision in January 2021.

Nitrates and Iodine:

We are working to increase our mining capacity while protecting the environment, reducing operational costs and increasing our annual production of nitrates and iodine by approximately 250k and 3,000 metric tons, respectively. To achieve this, we will modify our operations to incorporate the use of seawater, update our mining equipment and operational centers. We believe that the investments required at the mining sites will be approximately US$270 million and the investment necessary for the plant capacity will be about US$170 million. These expansion plans give us the assurance that we will be able to meet the future needs in the iodine, potassium nitrate and solar salt markets.

In addition, maintenance for the four-year period from 2021-2024 will be approximately US$120 million per year.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$246.5 million during the nine months ended September 30, 2020, a decrease of 39.3% compared to US$406.0 million recorded for the nine months ended September 30, 2019.

Revenues for lithium and derivatives during the third quarter of 2020 decreased 15.3% compared to the third quarter of 2019. Total revenues amounted to US$95.3 million during the third quarter of 2020, compared to US$112.5 million in the third quarter of 2019.

Lithium and Derivatives Sales Volumes and Revenues:

		9M2020	9M2019	2020/2019
Lithium and Derivatives	Th. MT	38.8	34.1	4.8	14%
Lithium and Derivatives Revenues	MUS$	246.5	406.0	-159.6	-39%

		3Q2020	3Q2019	2020 /2019
Lithium and Derivatives	Th. MT	17.7	11.3	6.3	56%
Lithium and Derivatives Revenues	MUS$	95.3	112.5	-17.2	-15%

Our sales volumes in the lithium and derivatives business line reached 17,700 metric tons during the third quarter 2020, an increase of almost 56% when compared to the third quarter of 2019. This was in line with our third quarter expectations and our broader more strategic goal to increase market share in the lithium space as we are expecting to sell over 30% more this year compared to our sales volumes in 2019. It is important to note that as the quality and quantity of our lithium products keeps on improving, our production costs keep on decreasing.

We believe that demand for lithium this year will be more or less flat compared to 2019. However, we saw positive trends in the third quarter, such as high electric vehicle sales worldwide, which we believe will see double digit growth in 2020 when compared to 2019, and strong lithium demand recovery in China. Additionally, we have been able to exceed our original production goals. We are currently producing at a rate of approximately 75,000 metric tons per year, and this will help us reach our sales volume expectation of approximately 60,000 metric tons in 2020. Looking further to the future, we plan to increase our lithium production in 2021 and sell over 30% more than our expected 2020 sales volumes, thus continue to grow our market share.

In light of continued uncertainty as a result of the global economic conditions and pandemic, we are cautiously optimistic that the prices for the last quarter of the year will be similar to the average prices reported in the third quarter.

We remain on target to increase our lithium carbonate and lithium hydroxide production to 120,000 and 21,500 metric tons per year, respectively, by the end of 2021. Looking further ahead, we have the technology and processes that will allow us increase production lithium carbonate in the future irrespective of the significant reduction of brine extraction.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 16% of SQM’s consolidated gross profit for the nine months ended September 30, 2020.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2020 totaled US$522.6 million, lower than the US$551.1 million reported for the nine months ended September 30, 2019.

Third quarter 2020 revenues reached US$174.8 million, higher than the US$167.3 million reported in the third quarter of 2019.

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2020	9M2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	771.2	787.8	-16.6	-2%
Sodium Nitrate	Th. MT	18.8	20.7	-1.9	-9%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	438.5	481.4	-43.0	-9%
Specialty Blends	Th. MT	193.5	173.2	20.3	12%
Other specialty plant nutrients (*)	Th. MT	120.4	112.5	7.9	7%
Specialty Plant Nutrition Revenues	MUS$	522.6	551.1	-28.5	-5%

		3Q2020	3Q2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	270.0	252.3	17.7	7%
Sodium Nitrate	Th. MT	6.0	5.7	0.4	7%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	138.2	132.0	6.2	5%
Specialty Blends	Th. MT	89.3	80.5	8.8	11%
Other specialty plant nutrients (*)	Th. MT	36.5	34.1	2.4	7%
Specialty Plant Nutrition Revenues	MUS$	174.8	167.3	7.5	5%

*Includes trading of other specialty fertilizers.

The Specialty Plant Nutrition business line remains an important segment in our diverse portfolio. While our sales volumes reported slight decrease of approximately 2% during the first nine month of 2020 compared to the same period last year, we remain a leader in the potassium nitrate market and believe that market demand will grow this year, but less than originally expected as a result of Covid-19. This demand growth should not be an isolated event as we expect to see demand growth of approximately 5% year-on-year in the coming years. Average prices in this business line also dropped over 5% during the third quarter of 2020, compared to the second quarter 2020. The lower prices in the potassium chloride market and increased supply in the potassium nitrate market have indirectly and negatively impacted the price trends in the specialty fertilizer markets.

SPN gross profit accounted for approximately 35% of SQM’s consolidated gross profit for the nine months ended September 30, 2020.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the nine months ended September 30, 2020 totaled US$262.7 million, a decrease of 5.3% compared to US$277.4 million reported for the nine months ended September 30, 2019.

Iodine and derivatives revenues for the third quarter of 2020 amounted to US$74.1 million, a decrease of 18.8% compared to US$91.3 million recorded during the third quarter of 2019.

Iodine and Derivative Sales Volumes and Revenues:

		9M2020	9M2019	2020/2019
Iodine and Derivatives	Th. MT	7.6	9.7	-2.2	-22%
Iodine and Derivatives Revenues	MUS$	262.7	277.4	-14.7	-5%

		3Q2020	3Q2019	2020/2019
Iodine and Derivatives	Th. MT	2.2	3.0	-0.9	-29%
Iodine and Derivatives Revenues	MUS$	74.1	91.3	-17.2	-19%

Lower iodine revenues were the result of lower sales volumes during the first nine months of 2020. However, average prices stayed at the same levels we have seen in the other quarters. These average prices partially offset lower sales volumes reported during the same period, which were approximately 22% lower than sales volumes reported during the same period of 2019. We believe that our sales volumes this year will be lower during the second half of the year, than those reported during the first half of the year, leading to sales volumes of just over 10,000 metric tons for the year.

We continue to see a negative impact on the iodine demand, especially in the x-ray contrast media segment where weak demand is contributing to an expected demand decrease of 8-9% in 2020 compared to last year. We are hopeful we could see demand recovery in 2021, returning to levels seen in 2019.

Gross profit for the Iodine and Derivatives segment accounted for approximately 36% of SQM’s consolidated gross profit for the nine months ended September 30, 2020.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2020 totaled US$143.0 million, lower than revenues reported during the nine months ended September 30, 2019, which totaled US$162.2 million.

Potassium chloride and potassium sulfate revenues decreased in the third quarter of 2020, reaching US$65.5 million, compared to US$73.7 million for the third quarter of 2019.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		9M2020	9M2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	482.1	454.2	27.8	6%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	143.0	162.2	-19.3	-12%

		3Q2020	3Q2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	247.5	213.2	34.3	16%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	65.5	73.7	-8.2	-11%

Sales volumes of potassium chloride and potassium sulfate for the nine months ended September 30, 2020 totaled approximately 482,000 metric tons, and we still expect to sell approximately 700,000 metric tons this year. Average prices for the third quarter were under 18% lower than prices reported during the second quarter of 2020.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the nine months ended September 30, 2020.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2020 reached US$107.5 million, 124.5% higher than US$47.9 million recorded for the nine months ended September 30, 2019.

Revenues for the third quarter of 2020 totaled US$33.8 million, an increase of 98.6% compared to the revenue figures for third quarter of 2019 of US$17.0 million.

Industrial Chemicals Sales Volumes and Revenues:

		9M2020	9M2019	2020/2019
Industrial Nitrates	Th. MT	141.9	58.5	83.4	142%
Industrial Chemicals Revenues	MUS$	107.5	47.9	59.6	125%

		3Q2020	3Q2019	2020/2019
Industrial Nitrates	Th. MT	47.4	19.6	27.8	142%
Industrial Chemicals Revenues	MUS$	33.8	17.0	16.8	99%

Industrial chemicals revenues for the nine months ended September 30, 2020 increased significantly compared to revenues reported during the same period last year. This was a result of anticipated sales volumes of solar salts of over 90,000 metric ton sold in the second and third quarters, a portion of the total solar salt sales volumes of 150,000 metric tons that we expect to sell this year.

Gross profit for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross profit for the nine months ended September 30, 2020.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$21.1 million for the nine months ended September 30, 2020, a decrease compared to US$26.8 million for the nine months ended September 30, 2019.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$795.1 million for the nine months ended September 30, 2020, a decrease of 11.6% compared to US$899.5 million for the same period in 2020.

Administrative Expenses

Administrative expenses totaled US$74.6 million (5.7% of revenues) for the nine months ended September 30, 2020, compared to US$83.8 million (5.7% of revenues) for the nine months ended September 30, 2019.

Financial Indicators

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2020 were US$52.6 million, compared to US$39.6 million for the nine months ended September 30, 2019.

Income Tax Expense

For the nine months ended September 30, 2020, the income tax expense reached US$52.4 million, representing an effective tax rate of 34.4%, compared to an income tax expense of US$84.0 million during the nine months ended September 30, 2019. The Chilean corporate tax rate was 27.0% in 2020 and 2019.

Adjusted EBITDA(5)

Adjusted EBITDA for the nine months ended September 30, 2020 was US$433.6 million (Adjusted EBITDA margin of 33.3%), compared to US$488.1 million (Adjusted EBITDA margin of 33.2%) for the nine months ended September 30, 2019.

Notes:

1.	Net income refers to the comprehensive income attributable to controlling interests.
2.	More details about the settlement can be found in note 22.6 of the financial statements
3.	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4.	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line
5.	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.

Consolidated Statement of Financial Position

	As of Sep. 30,	As of Dec. 31,
(US$ Millions)	2020	2019
Total Current Assets	2,739.2	2,682.2
Cash and cash equivalents	637.5	588.5
Other current financial assets	415.3	505.5
Accounts receivable (1)	438.9	460.4
Inventory	1,092.5	983.3
Others	155.0	144.4

Total Non-current Assets	2,055.9	2,002.0
Other non-current financial assets	14.7	8.8
Investments in related companies	79.3	109.4
Property, plant and equipment	1,650.7	1,569.9
Other Non-current Assets	311.2	313.9

Total Assets	4,806.3	4,684.2

Total Current Liabilities	751.9	776.8
Short-term debt	215.2	291.1
Others	536.6	485.7

Total Long-Term Liabilities	1,961.8	1,772.9
Long-term debt	1,708.8	1,488.7
Others	253.0	284.2

Shareholders' Equity before Minority Interest	2,047.6	2,086.3

Minority Interest	44.4	48.2

Total Shareholders' Equity	2,092.0	2,134.5

Total Liabilities & Shareholders' Equity	4,806.3	4,684.2

Liquidity (2)	3.7	3.5

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Consolidated Statement of Income

			For the nine months ended
	For the 3rd quarter		Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Revenues	452.9	473.1	1,303.4	1,471.4

Lithium and Lithium Derivatives	95.3	112.5	246.5	406.0
Specialty Plant Nutrition (1)	174.8	167.3	552.6	551.1
Iodine and Iodine Derivatives	74.1	91.3	262.7	277.4
Potassium Chloride & Potassium Sulfate	65.5	73.7	143.0	162.2
Industrial Chemicals	33.8	17.0	107.5	47.9
Other Income	9.4	11.3	21.1	26.8

Cost of Goods Sold	(281.1)	(289.3)	(795.1)	(899.5)
Depreciation and Amortization	(57.0)	(49.6)	(157.9)	(149.7)

Gross Profit	114.8	134.2	350.4	422.2

Administrative Expenses	(25.7)	(28.2)	(74.6)	(83.8)
Financial Expenses	(20.7)	(20.3)	(65.1)	(58.9)
Financial Income	2.2	6.9	12.5	19.3
Exchange Difference	(0.2)	(5.2)	(7.0)	(1.0)
Other	(60.6)	(0.5)	(63.8)	(1.3)

Income Before Taxes	9.6	86.8	152.4	296.5

Income Tax	(6.3)	(25.6)	(52.4)	(84.0)

Net Income before minority interest	3.3	61.2	100.0	212.4

Minority Interest	(1.6)	(0.7)	(2.5)	(1.2)

Net Income	1.7	60.5	97.5	211.2
Net Income per Share (US$)	0.01	0.23	0.37	0.80

(1) Includes other specialty fertilizers

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 18, 2020	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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